Gibson, Dunn & Crutcher LLP One Embarcadero, Suite 2600 San Francisco, CA 94111-3715 Tel 415.393.8200 gibsondunn.com

February 7, 2024

EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dillon Hagius and Laura Crotty

Re:	Dianthus Therapeutics, Inc.

Registration Statement on Form S-1

Filed on December 21, 2023

File No. 333-274863

Ladies and Gentlemen:

On behalf of Dianthus Therapeutics, Inc. (the “Company” or “Dianthus”), this letter responds to the comment of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated December 28, 2023 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), which was originally filed on Form S-3 on October 4, 2023 (Registration No. 333-274863). The Staff’s comment is set forth below, followed by the Company’s response. For ease of reference, the heading and numbered paragraphs below correspond to the heading and numbered comments in the Comment Letter. The Company’s response is set forth in ordinary type beneath the Staff comment, which is set out in bold type. References are made to the Company’s Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Amendment No. 1 to Form S-3 on Form S-1

General

1.

We note the representation in Section 3.4 of the Agreement and Plan of Merger that Dianthus’ security holders were required to consent to the merger. We further note that it appears the Form S-1 seeks to register the resale of securities issued and issuable to certain of such security holders as consideration for the merger. Please revise to identify all former affiliates of Dianthus reselling pursuant to the Form S-1 as underwriters and fix a selling price for the duration of their offering. Refer to Securities Act Rule 145(c).

Abu Dhabi • Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles

Munich • New York • Orange County • Palo Alto • Paris • San Francisco • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

February 7, 2024

In response to the Staff’s comment, the Company has removed from Amendment No. 1 the shares of Common Stock issued to affiliate stockholders of Former Dianthus at the time of the stockholder approval of the Merger, namely, Avidity Private Master Fund I LP, Avidity Master Fund LP, Avidity Capital Fund II LP, Fairmount SPV III, LLC, Fairmount Healthcare Fund L.P., Fairmount Healthcare Fund II L.P. and Tellus BioVentures, LLC, which stockholders were the only affiliate stockholders of Former Dianthus at the time of the stockholder approval of the Merger that were listed as selling stockholders in the Registration Statement; provided, that, Amendment No. 1 does contain shares of Common Stock and shares of Common Stock issuable upon the exercise of 2024 Pre-Funded Warrants purchased by certain of such stockholders in the 2024 Private Placement.

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Thank you for your consideration of this response. If you have any questions regarding the response set forth above, please do not hesitate to call me at (415) 393-4631.

Sincerely,

/s/ Branden C. Berns
Branden C. Berns

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP

Melanie Neary, Gibson, Dunn & Crutcher LLP

Marino Garcia, Dianthus Therapeutics, Inc.

Ryan Savitz, Dianthus Therapeutics, Inc.

Adam Veness, Dianthus Therapeutics, Inc.